Exhibit 99.1

Intec Pharma to Present Multiple Posters at International Congress of Parkinson’s and Movement Disorder Society

JERUSALEM (September 25, 2018) – Intec Pharma Ltd. (NASDAQ: NTEC) (“Intec” or “the Company”) today announces that three posters in support of the Company’s Phase 3 clinical development program for the Accordion Pill™ Carbidopa/Levodopa (AP-CD/LD), will be presented at the upcoming International Congress of Parkinson’s and Movement Disorder Society (MDS 2018) being held from October 5-9, 2018 in Hong Kong.

“We are particularly pleased to have several posters at this important medical meeting discussing our Phase 3 clinical development program for AP-CD/LD as a potential best-in-class levodopa therapy for advanced Parkinson’s disease patients,” stated Jeffrey A. Meckler, Vice Chairman and Chief Executive Officer of Intec Pharma. “We believe these posters will enhance visibility for our late-stage program among an audience of scientists, clinicians and industry experts who specialize in Parkinson’s disease management.”

The following posters will be presented during MDS 2018:

Title:	Design of a Phase 3 Efficacy and Safety Trial of Accordion Pill™ Carbidopa/Levodopa for Parkinson’s Disease (PD) Patients Experiencing Motor Fluctuations
Poster Session:	Parkinson’s Disease: Clinical Trials, Pharmacology and Treatment
Poster Number:	349
Presentation Date:	Saturday, October 6, 2018
Presentation time:	1:45 – 3:15 pm (local time)
Location:	Hall 3FG
Presenter:	R. Michael Gendreau, M.D., Ph.D., Chief Medical Officer of Intec Pharma

Title:	Gastric Retention of the Accordion Pill™: Results from MRI Studies with Parkinson’s Disease Patients and Healthy Volunteers
Poster Session:	Parkinson’s Disease: Clinical Trials, Pharmacology and Treatment
Poster Number:	253
Presentation Date:	Saturday, October 6, 2018
Presentation time:	1:45 – 3:15 pm (local time)
Location:	Hall 3FG
Presenter:	Nadav Navon, Ph.D., Chief Operating Officer of Intec Pharma

Title:	Design of a Pharmacokinetics Study with Multiple Doses of Accordion Pill™ Carbidopa/Levodopa in Patients with Parkinson’s Disease
Poster Session:	Parkinson’s Disease: Clinical Trials, Pharmacology and Treatment
Poster Number:	266
Presentation Date:	Saturday, October 6, 2018
Presentation time:	1:45 – 3:15 pm (local time)
Location:	Hall 3FG
Presenter:	C. Warren Olanow, M.D., FRCP (hon) Professor Emeritus Mount Sinai School of Medicine

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is in late-stage Phase 3 development for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our limited operating history and history of operating losses, our ability to continue as a going concern, our ability to obtain additional financing, our ability to successfully operate our business or execute our business plan, the timing and cost of our clinical trials, the completion and receiving favorable results in our clinical trials, our ability to obtain and maintain regulatory approval of our product candidates, our ability to protect and maintain our intellectual property and licensing arrangements, our ability to develop, manufacture and commercialize our product candidates, the risk of product liability claims, the availability of reimbursement, and the influence of extensive and costly government regulation. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in our most recent Annual Report on Form 20-F filed with the SEC on March 9, 2018, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

646-200-8808

amf@intec-us.com

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